UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September, 2026

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

BUENOS AIRES, September 29, 2026

COMISIÓN NACIONAL DE VALORES (“CNV”)
Issuing Companies deputy management
25 de Mayo 175
Buenos Aires City
Attn.: Management of Issuing Companies
Present

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)
Sarmiento 299
Buenos Aires City
Present

MERCADO ABIERTO ELECTRÓNICO (“MAE”)
San Martin 344
Buenos Aires City
Present

Ref.: Relevant Event

Dear Sirs:

I am pleased to address you in my capacity as the Principal Officer in Charge of Investor Relations of Central Puerto S.A. (the “Company” or “CPSA,” as applicable), in compliance with the provisions of Article 11, Section II, Chapter I, Title II of the Rules of the Comisión Nacional de Valores (N.T. 2013), in order to inform you that the Company and Proener S.A.U. (“Proener”), a wholly owned subsidiary of CPSA, have acquired treasury shares issued by the Company pursuant to the terms of Article 64 et seq. of Capital Markets Law No. 26,831 and the regulations of the Comisión Nacional de Valores.

In this regard, we hereby inform you that both the Company and Proener have acquired their own book-entry ordinary shares, with a par value of $1 (one Peso) and carrying 1 (one) vote per share (the “Shares”), as set forth below:

Entity	Market	Transaction Date	Trade completion Date	Number of Shares	Equivalent Number of Shares	Average Price	Total Cash Amount
CPSA	BYMA	09/29/2026	09/30/2026	100,000	100,000	1,951.31 AR$/Share	AR$ 195,131,950
Proener	NYSE	09/29/2026	09/30/2026	20,000	20,000	12.02 US$/ADR	US$ 240,540.52

Furthermore, please be advised that the acquisitions made on the same day did not exceed 25% of the average daily trading volume of the Company’s shares during the previous ninety (90) business days.

In the Relevant Event filed on 09/28/2026, the average acquisition price and the total amount of the transaction by Proener were erroneously reported; consequently, the correct figures reflect a difference of USD 200 from those originally reported. The average share price was USD 12.22 and the total amount was USD 244,595.20.

Yours sincerely,

Leonardo Marinaro

Head of Market Relations

Central Puerto S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – Ciudad de Buenos Aires – Argentina

Teléfono (54 11) 4317 5000 – Fax (54 11) 4317 5099

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: September 30, 2026	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact